Exhibit 99.2

We require access to clearing and settlement services and other market infrastructure arrangements, and without access to such arrangements, our ability to undertake some or all of our activities would be adversely affected.

We use various Clearing Houses and settlement systems, such as T2 and Clearstream, across our businesses. Loss of access to, or restrictions on our use of, these services due to non-compliance with membership or participants’ requirements, post-Brexit or other regulatory changes, credit or reputational issues or for other reasons could impact our ability to carry out our activities.

If exchanges, Clearing Houses or other relevant counterparties fail to perform their obligations, or they take certain actions in response to, for example, market volatility, we and our clients may experience financial losses and margin calls. For example, due to significant volatility in nickel trading, Marex Financial and its clients were required to meet intraday exchange and margin calls on short or immediate notice in March 2022. In some cases, such nickel transactions were canceled, which caused those clients to suffer material financial losses and liquidity issues, which resulted in delayed payments by certain clients of our margin calls.

As a member of various Clearing Houses, we must make default fund contributions to the Clearing Houses. If another member defaults on their payment obligations to the Clearing Houses, we may lose a percentage of the default fund contributions that we have been required to make as a member of the Clearing Houses. We may suffer financial losses if clients default on their payment obligations to the Clearing Houses or if exchanges, Clearing Houses or other relevant counterparties fail to perform their obligations, which may adversely affect our business, financial condition, results of operations and prospects.

We rely on insurance coverage and subcontractor integrity to mitigate risks associated with metal storage, and any deficiencies in these areas could adversely affect our operations and financial condition. Through our subsidiary, Edgemere, we operate an LME-registered warehouse and offer storage and logistics services to metal owners. The LME imposes certain obligations on warehouse operators, including the requirement to maintain insurance for any loss of the metal as a result of unexplained circumstances or Edgemere’s (or Edgemere’s subcontractors’) negligence, error or fraud. To manage this risk, Edgemere requires that each owner maintains minimum levels of insurance in respect of the metal they store at Edgemere’s warehouse. In the event metal stored in the warehouse is damaged or stolen, and the insurance coverage obtained by the owner(s) of such metal is insufficient to cover the metal’s value, the nature of the claim or is refused by the insurance provider, Edgemere may be exposed to claims, fines or penalties from the owner and/or the LME. If we are required to pay any fees, including legal fees, as a result, we may need to seek compensation from the metal owner, which may be difficult or not possible.

Further, Edgemere engages subcontractors and third-party providers in respect of certain parts of its business. Although Edgemere enters into contractual terms with such subcontractors and third-parties to govern the terms of their engagement, it has been established that the LME ultimately views the warehouse operator as solely liable for any damage or loss to the metals it stores. Any misconduct, dishonesty or fraudulent activity by such subcontractors and third-parties could therefore expose Edgemere to claims, fines or penalties from the metal owner and/or the LME and, further, could adversely impact Edgemere’s reputation.

Any of the above factors could adversely affect our business, financial condition (even where the associated fine is not material), results of operations and prospects, and we may incur legal costs and loss of management time in the course of defending Edgemere’s position.

If we fail to comply with applicable law and regulation, we may be subject to enforcement or other action, forced to cease providing certain services, either generally or to certain categories of clients, or obliged to change the scope or nature of our operations.

We operate in a highly regulated environment. Our business includes multiple entities that are regulated by financial services regulators in different jurisdictions, including but not limited to:

•	the FCA in the United Kingdom;

•	the AMF and the ACPR in France;

•	the ASIC in Australia;

•	the Alberta Securities Commission in Canada;

•	the Central Bank of Ireland;

•	the Consob in Italy;

•	the CMVM in Portugal;

•	the CMNV in Spain;

•	BaFIN in Germany;

•	the SCA in the UAE

•	the DFSA in the DIFC;

•	the FSRA in the ADGM;

•	the SFC in Hong Kong;

•	the Monetary Authority of Singapore; and

•	the CFTC, the SEC, FINRA, and the NFA in the United States.

Our failure to comply with applicable regulatory requirements, including with respect to anti-financial crime regulations (including those pertaining to sanctions, AML, anti-corruption, tax evasion and fraud), regulatory capital requirements, conduct of business, governance, reporting obligations and oversight of our internal control environment, could subject us to regulatory enforcement or other actions.

As we grow and diversify our business by expanding into new jurisdictions, services and products, we will be required to operate within new regulatory frameworks. Such new frameworks can be complex, and even where we have consulted local specialists, there is a risk that we may fail to understand or fully implement certain regulatory requirements. In addition, in connection with the acquisitions that we enter into, we may be required by regulators in applicable jurisdictions to take steps to bring the target business in line with regulatory requirements. Where we fail to do so, we may be exposed to regulatory inquiries, enforcement or other action as well as reputational damage.

Equally, the regulatory landscape is constantly evolving in the markets in which we operate (including where we are not currently regulated), with rules and guidance changing frequently, typically increasing our regulatory and compliance obligations and ongoing responsibilities to the markets and our clients. Failure to keep up to date on these developments and implement them correctly and in a timely way may expose us to regulatory inquiries, enforcement or other action as well as reputational damage.

Regulatory compliance requires a significant commitment of resources. Our ability to comply with applicable law and regulation largely depends on our establishment and maintenance of compliance, risk, control and reporting systems, as well as our ability to attract and retain qualified compliance, risk and other control function personnel. These requirements may require us to make future changes to our management and support, control and oversight structure that could significantly increase our costs. We make numerous reports to regulators about relevant trading activities, both on our own behalf and on behalf of certain of our clients. If we fail to make such reports, or make any errors or discrepancies in such reporting, we could be subject to enforcement or other regulatory actions.

This could similarly expose us to litigation, regulatory inquiries, enforcement or other action, as well as reputational damage. Regulators have broad powers to investigate and enforce compliance with applicable rules and regulations, including the ability to require the appointment of a skilled person, appoint investigators, impose censures or financial penalties on us, fine, suspend or prohibit our employees from performing regulated activities or limit or withdraw authorizations that we require to operate portions of our business.

We have failed in the past, and may fail in the future, to comply with certain regulatory requirements and have been subject to fines and other orders by U.S. and other regulators and self-regulatory organizations (“SROs”) (including, but not limited to, the CFTC, the CME and Nasdaq Global Select Markets (“Nasdaq”)) in connection with certain of our activities. We have also, from time to time, been subject to immaterial fines by U.S. and global regulators and SROs in connection with routine exchange supervisory oversight. Our failure to address these or any future supervisory action, investigations or enforcement actions could adversely affect our reputation, result in losses of clients and employees, reduce our ability to compete effectively, result in financial losses or result in potential litigation, regulatory actions or penalties (including the imposition of limits on, or withdrawals of, regulatory authorizations). Our failure to successfully manage these risks could adversely affect our business, financial condition, results of operations and prospects.

Companies in the financial services industry have been subject to an increasingly regulated environment over recent years, and penalties and fines sought by regulatory authorities have increased considerably. In addition, following recent news, congressional, regulatory and news media attention to U.S. equities market structure and the regulatory and enforcement environment more generally, has created uncertainty with respect to various types of transactions that historically had been entered into by financial services firms and that were generally believed to be permissible and appropriate. The relationships between broker-dealers and market making firms, short selling and “high frequency” and other forms of low latency or electronic trading strategies continue to be the focus of extensive regulatory scrutiny by federal, state and foreign regulators and SROs, and such scrutiny is likely to continue.

Our financial position and results of operations could be adversely affected by changes in taxation rates and regimes, failure to comply with tax requirements, and from challenges by tax authorities.

We are subject to taxes in the various jurisdictions in which we operate, and as a result, we are exposed to changes in taxation rules and regulations (possibly with retroactive effect), which could require us to pay additional tax amounts, fines or penalties, surcharges and interest charges for past amounts due, the amounts and timing of which are difficult to discern. Failure to comply with all local tax rules and regulations may subject us to penalties and fines. Furthermore, changes to tax laws on income, sales, use, import/export, indirect or other tax laws, statutes, rules, regulations or ordinances on multinational corporations continue to be considered by countries in the European Union, the United States and other countries where we currently operate or plan to operate, such as the Anti-Tax Avoidance Directives, as well as the Base Erosion and Profit Shifting reporting requirements, mandated and/or recommended by the European Union, G8, G20 and Organization for Economic Cooperation and Development (“OECD”), including the imposition of a minimum global effective tax rate for multinational businesses (“Pillar II”). These contemplated tax initiatives, if finalized and adopted by countries, and the other tax issues described above may materially and adversely impact our operating activities, effective tax rate, deferred tax assets, operating income and cash flows.

Any changes in taxation rates and regimes, such as for the implementation of a Global Minimum Tax of 15% on the profits of affected multinationals in each jurisdiction in which they operate as part of the OECD’s Pillar II rules, may require an increased proportion of our profit to be paid in taxation or may cause our activities to become less profitable or unprofitable through the imposition of higher transaction taxes or indirect taxes on us or our clients. If we are subject to challenge from tax authorities on these or other matters, we may have to make significant tax payments in the future. Any of the above factors could adversely affect our business, financial condition, results of operations and prospects.

The United States Administration has indicated the intent to propose significant changes to the U.S. tax system. Many aspects of these potential proposals are unclear or undeveloped and we are unable to predict which, if any, changes to the U.S. tax system will be enacted into law, and what effects any enacted legislation might have on our tax liabilities. In addition, the U.S. Administration has indicated that the United States may impose retaliatory measures with respect to jurisdictions that have, or are likely to, put in place tax rules that are extraterritorial or disproportionately affect American companies. The likelihood of these changes being enacted or implemented is unclear. We are currently unable to predict whether such changes will occur and, if so, the ultimate impact on our business.